MEDINOTEC, INC.

November 29, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Abby Adams

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Medinotec Inc.

Registration Statement on Form S-1, as amended

Originally Filed June 2, 2022

File No. 333-265368

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medinotec Inc. (the “Company”) hereby requests acceleration of the effective date of the above mentioned Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on December 1, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

Sincerely,

/s/ Pieter van Niekerk

Pieter van Niekerk

Chief Executive Officer

Northlands Deco Park | 10 New Market Street | Stand 299 Avant Garde Avenue

North Riding | 2169

+27 87 330 2301